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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*


                          Central Bancorporation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $2.50 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   88268M103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages
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CUSIP No. 88268M103                13G                       Page 2 of 12 Pages
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1.   Name of Reporting Person:  Thompson Financial, Ltd.  (Note:  This
     partnership was dissolved on September 14, 1995 by the filing of a Certificate of Cancellation of Certificate of Limited Partnership with the Texas Secretary of State.)

     I.R.S. Identification No. of above person:  Not applicable.

2.   Check the appropriate box if a member of a group:   (a)  [ ]
                                                         (b)  [ ]

3.   SEC use only
                 ---------------------------------------------------------------

4. Citizenship or place of organization: Not applicable. The partnership was dissolved on September 14, 1995.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   Sole voting power:  0

6.   Shared voting power:  0

7.   Sole dispositive power:  0

8.   Shared dispositive power:  0

9.   Aggregate amount beneficially owned by each reporting person:  0

10. Check box if the aggregate amount in row (9) excludes certain shares: [ ]

11.  Percent of class represented by amount in row 9:  0%

12. Type of reporting person: Not applicable. The partnership was dissolved on September 14, 1995.

                               Page 2 of 12 Pages
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CUSIP No. 88268M103                13G                       Page 3 of 12 Pages
--------------------------------------------------------------------------------

1.   Name of Reporting Person:  Fred D. Thompson

     I.R.S. Identification No. of above person:  ###-##-####

2.   Check the appropriate box if a member of a group:   (a)  [ ]
                                                         (b)  [ ]

3.   SEC use only
                 ---------------------------------------------------------------

4.   Citizenship or place of organization:  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   Sole voting power:  177,902

6.   Shared voting power:  476,542

7.   Sole dispositive power:  177,902

8.   Shared dispositive power:  476,542

9.   Aggregate amount beneficially owned by each reporting person:  654,444

10. Check box if the aggregate amount in row (9) excludes certain shares: [ ]

11.  Percent of class represented by amount in row 9:  25.01%

12.  Type of reporting person:  IN

                               Page 3 of 12 Pages
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CUSIP No. 88268M103                13G                       Page 4 of 12 Pages
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1.   Name of Reporting Person:  Alice Rhea Thompson (Estate of)

     I.R.S. Identification No. of above person:  ###-##-####

2.   Check the appropriate box if a member of a group:   (a)  [ ]
                                                         (b)  [ ]

3.   SEC use only
                 ---------------------------------------------------------------

4.   Citizenship or place of organization:  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   Sole voting power:  0

6 .  Shared voting power:  0

7.   Sole dispositive power:  0

8.   Shared dispositive power:  0

9.   Aggregate amount beneficially owned by each reporting person:  0

10. Check box if the aggregate amount in row (9) excludes certain shares: [ ]

11.  Percent of class represented by amount in row 9:  0%

12.  Type of reporting person:  OO (Estate)

                               Page 4 of 12 Pages
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CUSIP No. 88268M103                13G                       Page 5 of 12 Pages
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1.   Name of Reporting Person:  F. D. Thompson, Jr.

     I.R.S. Identification No. of above person:  ###-##-####

2.   Check the appropriate box if a member of a group:   (a)  [ ]
                                                         (b)  [ ]

3.   SEC use only
                 ---------------------------------------------------------------

4.   Citizenship or place of organization:  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   Sole voting power:  32,876

6.   Shared voting power:  1,197

7.   Sole dispositive power:  32,876

8.   Shared dispositive power:  1,197

9.   Aggregate amount beneficially owned by each reporting person:  34,073

10. Check box if the aggregate amount in row (9) excludes certain shares: [ ]

11.  Percent of class represented by amount in row 9:  1.30%

12.  Type of reporting person:  IN

                               Page 5 of 12 Pages
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CUSIP No. 88268M103                13G                       Page 6 of 12 Pages
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1.   Name of Reporting Person:  J. Andy Thompson

     I.R.S. Identification No. of above person:  ###-##-####

2.   Check the appropriate box if a member of a group:   (a)  [ ]
                                                         (b)  [ ]

3.   SEC use only
                 ---------------------------------------------------------------

4.   Citizenship or place of organization:  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   Sole voting power:  93,091

6.   Shared voting power:  69,376

7.   Sole dispositive power:  93,091

8.   Shared dispositive power:  69,376

9.   Aggregate amount beneficially owned by each reporting person:  162,467

10. Check box if the aggregate amount in row (9) excludes certain shares: [ ]

11.  Percent of class represented by amount in row 9:  6.18%

12.  Type of reporting person:  IN

                               Page 6 of 12 Pages
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CUSIP No. 88268M103                13G                       Page 7 of 12 Pages
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1.   Name of Reporting Person:  C. Rhea Thompson

     I.R.S. Identification No. of above person:  ###-##-####

2.   Check the appropriate box if a member of a group:   (a)  [ ]
                                                         (b)  [ ]

3.   SEC use only
                 ---------------------------------------------------------------

4.   Citizenship or place of organization:  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   Sole voting power:  32,601

6.   Shared voting power:  3,109

7.   Sole dispositive power:  32,601

8.   Shared dispositive power:  3,109

9.   Aggregate amount beneficially owned by each reporting person:  35,710

10. Check box if the aggregate amount in row (9) excludes certain shares: [ ]

11.  Percent of class represented by amount in row 9:  1.36%

12.  Type of reporting person:  IN

                               Page 7 of 12 Pages
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                               AMENDMENT NO. 9 TO
                                  SCHEDULE 13G


     This Statement is a ninth amendment to the original Schedule 13G filed by the Reporting Persons with the SEC on February 16, 1988. Until Thompson Financial, Ltd. distributed its shares of the Issuer to its general and limited partners on June 28, 1995, the Reporting Persons were a group as defined in
(S)13(g) of the Securities Exchange Act of 1934. This is the final amendment to this Schedule 13G. The Reporting Persons are no longer a group and are either below five percent (5%) beneficial ownership or no longer a person listed in Rule 13d-1(b)(1)(ii).

ITEM 1(A). NAME OF ISSUER:

     Central Bancorporation, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     777 W. Rosedale
     Fort Worth, Texas 76104

ITEM 2(A). NAME OF PERSON FILING:

     The persons filing (the "Reporting Persons") were a group including five individuals and a limited partnership of which all of the individuals were general partners. The names of the Reporting Persons are listed on Exhibit "A" attached.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     See attached Exhibit "A."

ITEM 2(C). CITIZENSHIP:

     See attached Exhibit "A."

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Common Stock, $2.50 par value

ITEM 2(E). CUSIP NO.:

     88268M103

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

     This Statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

                               Page 8 of 12 Pages
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ITEM 4.    OWNERSHIP:

     See attached Exhibit "A" for beneficial ownership information of the Reporting Persons. Effective June 28, 1995, Thompson Financial, Ltd. distributed its shares of the Issuer to its general and limited partners, and on September 14, 1995 was dissolved by the filing of a Certificate of Cancellation of Certificate of Limited Partnership with the Texas Secretary of State.

ITEM 5.    OWNERSHIP OF 5% OR LESS OF A CLASS:

     This statement is being filed to report that as of June 28, 1995 the Reporting Persons ceased to be a group due to the distribution by Thompson Financial, Ltd. of its shares of the Issuer to its general and limited partners on that date.

ITEM 6.    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

     No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported as beneficially owned by, the Reporting Persons, other than the respective beneficiaries of the trusts for which Mr. Fred D. Thompson serves as trustee.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     A parent holding company has not filed this schedule. Therefore, this item is not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Exhibit "A" attached hereto states the identity of each former member of the group.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

     The group has been dissolved due to the distribution by Thompson Financial, Ltd. of its shares of the Issuer to its general and limited partners on June 28, 1995. On September 14, 1995 Thompson Financial, Ltd. filed a Certificate of Cancellation of Certificate of Limited Partnership with the Texas Secretary of State. All further filings with respect to transactions in securities of the Issuer will be filed, if required, by the former members of the group in their individual capacities.

ITEM 10.   CERTIFICATION:

     This Statement is not filed pursuant to Rule 13d-1(b).

                               Page 9 of 12 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Thompson Financial, Ltd.



Dated:  February 14, 1996              By:/s/ J. Andy Thompson
                                          ------------------------------------
                                          J. Andy Thompson, General Partner



Dated:  February 14, 1996              /s/ Fred D. Thompson
                                       ---------------------------------------
                                       Fred D. Thompson



Dated:  February 14, 1996              /s/ J. Andy Thompson
                                       ---------------------------------------
                                       Estate of Alice Rhea Thompson,
                                       by J. Andy Thompson, Independent
                                       Executor



Dated:  February 14, 1996              /s/ F. D. Thompson, Jr.
                                       ---------------------------------------
                                       F. D. Thompson, Jr.



Dated:  February 14, 1996              /s/ J. Andy Thompson
                                       ---------------------------------------
                                       J. Andy Thompson



Dated:  February 14, 1996              /s/ J. Andy Thompson
                                       ---------------------------------------
                                       C. Rhea Thompson by J. Andy
                                       Thompson as Attorney-in-Fact

                              Page 10 of 12 Pages
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                                 EXHIBIT INDEX

                                                                Sequentially
                                                                  Numbered
Exhibit    Description                                              Page
---------  -----------                                          ------------

A          Reporting Persons and Beneficial Ownership               12

B Delegation of Authority to Substitute Attor-ney-in-Fact, with attached Power of Attorney
           (incorporated herein by reference to Exhibit
           B to the Schedule 13G filed by the Reporting
           Persons on February 14, 1995)

                              Page 11 of 12 Pages